XL Fleet Corp.

145 Newton Street

Boston, MA 02135

(617) 718-0329

January 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

RE:	XL Fleet Corp.

Registration Statement on Form S-1

File No. 333-252089

Acceleration Request

Dear Ms. Timmons-Pierce:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of XL Fleet Corp. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Friday, January 22, 2021, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding the Registration Statement.

Very truly yours,

XL Fleet Corp.

/s/ Dimitri Kazarinoff
By: Dimitri Kazarinoff
Its: Chief Executive Officer

cc:	Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.